UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 12)*
SYKES ENTERPRISES, INC.
(Name of Issuer)
Voting Common Stock, $0.001 par value
(Title of Class of Securities)
871237-10-3
(CUSIP Number)
Calendar Year 2015
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
? Rule 13d-
1(b) ? Rule
13d-1(c) ?
Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP
No.
871237-
10-3

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SYKES JOHN H

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ?
2
(b) ?

SEC USE ONLY
3


CITIZENSHIP OR PLACE OF ORGANIZATION
4
United States of America


SOLE VOTING POWER

5
2,866,479


SHARED VOTING POWER

6
0


SOLE DISPOSITIVE POWER

7
2,866,479
NUMBER OF SHARES





BENEFICIALLY OWNED

SHARED DISPOSITIVE POWER
BY EACH REPORTING


PERSON WITH:
8
0

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
2,866,479

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE

INSTRUCTIONS)
10
?

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
6.70355%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
IN

FOOTNOTES
John H. Sykes is the beneficial owner of 2,866,479 shares which are owned by Mr. Sykes through Jopar Investments Limited Partnership, a North Carolina limited partnership ("Jopar"). Mr. Sykes is
2


the sole limited partner of Jopar and owns all of the outstanding capital stock of Jopar's sole general partner, Jopar Investments, Inc., a North Carolina corporation.
Item 1.
(a)	Name of Issuer
SYKES ENTERPRISES, INCORPORATED
(b)	Address of Issuer?s Principal Executive Offices
400 NORTH ASHLEY DRIVE
SUITE 2800
TAMPA, FLORIDA 33602
Item 2.
(a)	Name of Person Filing
JOHN H. SYKES
(b)	Address of Principal Business Office or, if none, Residence
4201 JIM WALTER BOULEVARD
TAMPA, FLORIDA 33602
(c)	Citizenship
United States of America
(d)	Title of Class of Securities
Voting Common Stock, $0.001 par value
(e)	CUSIP Number
871237-10-3
Item 3. If this statement is filed pursuant to ??240.13d-1(b) or 240.13d-2(b)
or (c), check whether the person
filing is a:
(a)	0	Broker or dealer registered under section 15 of the Act (15 U.S.C.
                78o).
(b)	0	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	0	Insurance company as defined in section 3(a)(19) of the Act
                (15 U.S.C. 78c).
(d)	0	Investment company registered under section 8 of the Investment
		Company Act of 1940 (15 U.S.C 80a-8).
(e)	0	An investment adviser in accordance with ?240.13d-1(b)(1)(ii)(E);
(f)	0	An employee benefit plan or endowment fund in accordance with
?240.13d-1(b)(1)(ii)(F);
3


A parent holding company or control person in accordance with ? 240.13d-1(b)
(1)(ii)(G);
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
A non-U.S. institution in accordance with ? 240.13d-1(b)(1)(ii)(J).
A group, in accordance with ? 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with ? 240.13d-1(b)(1)(ii)(J), please specify the type of institution:


Item 4. Ownership.
       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 2,866,479
(b)	Percent of class: 6.70355%
(c)	Number of shares as to which the person has:
              (i)	Sole power to vote or to direct the vote: 2,866,479
              (ii)	Shared power to vote or to direct the vote: 0
              (iii)	Sole power to dispose or to direct the disposition of:
                        2,866,479
              (iv)	Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class
       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following 0 .
Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
4


Not Applicable
Item 8. Identification and Classification of Members of the Group
Not Applicable
Item 9. Notice of Dissolution of Group
Not Applicable
Item Certification
10.
Not applicable.
SIGNATURE
       After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.
Date: February 11, 2016	By: _/s/ John H. Sykes
Name: John H. Sykes
Footnotes: The Reporting Person's 6.70355% ownership interest in the Issuer is based on total issued and outstanding shares of common stock of the Issuer in the amount of 42,760,591as of October 22, 2015, as disclosed in the Issuer's Form 10-Q filed November 3, 2015.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C.
1001)